POLICY COVER SHEET
Job Name: XP3312I Print Date and Time: 04/06/07 11:38
File Number: O617O
Business Center/
Original Business Unit:
Policy Number: 490PB1483
Name of insured: JP MORGAN FUNDS
Agency Number: 3180284
Department or Expense Center: 001
Underwriter: 1361415
Underwriting Team:
Data Entry Person: HOJNACKI,ERIN
Date and Time: 04/06/07 12:45 001
Special Instructions
Policy Commencement Date: 03/01/07
THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS
STATUS TABLE
FORM NBR EDITION CO STATE TRANS DATE
* MEL3274 07.05 1 NY 2007-03-01*
* MLABL 09.85 1 NY 2007-03-01*
* ND059 11.06 1 NY 2007-03-01*
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. Page 1
DELIVERY INVOICE
Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY
INSURED
JP MORGAN FUNDS
245 PARK AVE, 2ND FLOOR
NEW YORK NY 10167
Policy Inception/Effective Date: 03/01/07
Agency Number: 3180284
Transaction Type: RENEWAL OF 490PB1088
Transaction number: 490PB1483
Processing date:
Policy Number:
AGENT
FRANK CRYSTAL & COMPANY
FINANCIAL SQUARE
32 OLD SLIP
NEW YORK, NY 10005
Policy       Description
Number
490PB1483    Investment Company Blanket Bond

Amount 		Surtax/Surcharge

$32,370
INSURED COPY

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. Page 2
INSURED COPY
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND044 Rev. 8-05
 2005 The St. Paul Travelers Companies, Inc. All
Rights Reserved Page 1
of 1
IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND
BROKER COMPENSATION
For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND059 Ed. 11-06 -1-
 2006 The St. Paul Travelers Companies, Inc. All Rights
Reserved
HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO
TRAVELERS
Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.
Prompt reporting:
 better protects the interests of all parties;
 helps Travelers to try to resolve losses or claims more quickly; and
 often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.
Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.
FAX
Use this number to report a loss, claim, or potential claim by fax toll free.
1-888-460-6622
US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail.
Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102
EMAIL
Use this address to report a loss, claim, or potential claim by email.
Pro.E&O.Claim.Reporting@SPT.com
This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40705 Ed.5-84 Form List
St.Paul Fire and Marine Insurance Co.1995 Page 1
POLICY FORM LIST
Here's a list of all forms included in your policy, on the
date shown below. These forms are listed in the same order
as they appear in
your policy.
Title Form Number Edition Date
Policy Form List 40705 05-84
Investment Company Blanket Bond - Declarations ICB001 07-04
Investment Company Blanket Bond - Insuring Agreements
ICB005 07-04
Computer Systems ICB011 07-04
Unauthorized Signatures ICB012 07-04
Telefacsimile Transactions ICB013 07-04
Voice-Initiated Transactions ICB014 07-04
Amend Definition of Employee (Exclude EDP Coverage for
ICB015 07-04
Computer Software or Programs)
Definition of Investment Company ICB016 07-04
Amend Section 2. - Exclusions - Loss Reporting After
ICB017 07-04
Termination of Bond
Amend Section 13. - Termination As To Any Employee
ICB018 07-04
Add Exclusions (n) & (o) ICB026 07-04
Uncollectible Items of Deposit - Aggregate Limit of
ICB037 07-04
Liability
Amend Section 13. - Termination As To Any Employee
MEL3274 07-05
Name of Insured  Policy Number Effective Date
JP MORGAN FUNDS   490PB1483     03/01/07

Processing Date
04/06/07 12:45 001
The hard copy of the bond issued by the Underwriter will
 be referenced in
the event of a loss

Page 2
St.Paul Fire and Marine Insurance Co.1995
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
 2004 The St. Paul Travelers Companies, Inc. All Rights
Reserved Page 1
of 2
INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS BOND NO. 490PB1483
Item 1. Name of Insured (herein called Insured):
JP MORGAN FUNDS
Principal Address:
245 Park Avenue, 2nd Floor
New York, NY 10167
Item 2. Bond Period from 12:01 a.m. on 03/01/07 to
12:01 a.m. on 03/01/08 the effective date of the
termination or cancellation of the bond, standard
time at the Principal Address as to each of said dates.
Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:
	Limit of 	Deductible
	Liability 	Amount
Insuring Agreement A - FIDELITY
$12,450,000  $0
Insuring Agreement B - AUDIT EXPENSE
$50,000    $0
Insuring Agreement C - PREMISES
$12,450,000  $25,000
Insuring Agreement D - TRANSIT
$12,450,000  $25,000
Insuring Agreement E - FORGERY OR ALTERATION
$12,450,000 $25,000
Insuring Agreement F - SECURITIES
$12,450,000 	$25,000
Insuring Agreement G - COUNTERFEIT CURRENCY
$12,450,000 	$25,000
Insuring Agreement H - STOP PAYMENT
$50,000 	$5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF
DEPOSIT 	$50,000 	$5,000
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J - Unauthorized Signatures
$50,000 	$2,500
Insuring Agreement K - Computer Systems
$12,450,000 	$25,000
Insuring Agreement L - Voice-Initiated Transfer
$12,450,000 	$25,000
Insuring Agreement M - Telefacsimile
$12,450,000	$25,000
If "Not Covered" is inserted above opposite any specified
Insuring
Agreement or Coverage, such Insuring Agreement or Coverage
 and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A.
 All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto:
ICB010 - Ed. 07-04
ICB011 - Ed. 07-04 ICB012 - Ed. 07-04 ICB013 - Ed.
07-04 ICB014 - Ed. 07-04 ICB015 - Ed. 07-04 ICB016
- Ed. 07-04 ICB017 - Ed. 07-04 ICB018 - Ed. 07-04
ICB026 - Ed. 07-04 ICB037 - Ed. 07-04 MEL3274 - Ed.
 07-05
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
 2004 The St. Paul Travelers Companies, Inc. All
 Rights Reserved Page 2
of 2
Item 6. The Insured by the acceptance of this bond gives notice to the
Underwriter terminating or canceling prior bonds or
 policy(ies) No.(s) 490PB1088 such termination or cancellation to be effective as of the time this bond becomes effective.
IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned:
Authorized Representative Countersigned At
Countersignature Date
ST. PAUL FIRE AND MARINE INSURANCE COMPANY
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 1 of 12
 2004 The St. Paul Travelers Companies, Inc. All
Right Reserved
INVESTMENT COMPANY BLANKET BOND
The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General
Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:
INSURING AGREEMENTS
(A) FIDELITY
Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
(a) to cause the Insured to sustain such loss;
and
(b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.
(B) AUDIT EXPENSE
Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees.
The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being
understood, however, that
such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in
Insuring Agreement (A) in Item 3 of the
 Declarations.
(C) ON PREMISES
Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from
the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.
Office and Equipment
(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or alicious mischief; or
(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or
 equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.
(D) IN TRANSIT
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB005 Ed. 7-04 2 of 12
 2004 The St. Paul Travelers Companies, Inc. All
Right Reserved
Loss of Property (occurring with or without negligence or violence) through robbery,
Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.
(E) FORGERY 0R ALTERATION
Loss through Forgery or alteration of or on:
(1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or
(2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:
(a) customer of the Insured, or
(b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment
Company, or
(c) financial or banking institution or stockbroker, but which instructions, advices or applications either bear the forged signature
or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or
(3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
Mechanically reproduced facsimile signatures are
 treated the same as handwritten signatures.
(F) SECURITIES
Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,
(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:
(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or
(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, The hard copy of the bond issued by the Underwriter will be referenced in
the event of a loss

ICB005 Ed. 7-04 3 of 12
 2004 The St. Paul Travelers Companies, Inc.
All Right Reserved
assignments, bills of sale, powers of attorney,
 guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments;
 excluding losses
caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement
(E) hereof.
Securities, documents or other written instruments
 shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
The word "counterfeited" as used in this Insuring
Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.
(G) COUNTERFEIT CURRENCY
Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United
States of America or Canada issued or purporting
 to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.
(H) STOP PAYMENT
Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:
For having either complied with or failed to
 comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or
For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any
Authorized Representative of such customer, shareholder or subscriber.
(I) UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss resulting from payments of dividends or
 fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual
 Fund Account; or loss resulting from an Item of Deposit processed through an Automated
Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.
This Insuring Agreement applies to all Mutual
Funds with "exchange privileges" if all
Fund(s) in the exchange program are insured by the
Underwriter for Uncollectible Items of Deposit.
Regardless of the number of transactions between
 Fund(s), the minimum number of days of
deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).
GENERAL AGREEMENTS
A. ADDITIONAL OFFICES OR EMPLOYEES -
CONSOLIDATION OR MERGER - NOTICE
(1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically
covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.
(2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 4 of 12
 2004 The St. Paul Travelers Companies, Inc. All
Right Reserved
from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.
B. WARRANTY
No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of
anything except that it is true to the best of the knowledge and belief of the person making the statement.
C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages
 now or hereafter forming part of this bond)
The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:
(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including
Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.
The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible
Amount is
applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount
recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable
Insuring Agreement or Coverage.
D. FORMER EMPLOYEE
Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ.
Should
loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former
Employee performed duties within the scope of his/her employment.
THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS
 AND LIMITATIONS:
SECTION 1. DEFINITIONS
The following terms, as used in this bond have the respective meanings stated in this Section:
(a) "Employee" means:
(1) any of the Insured's officers, partners, or employees, and
(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 5 of 12
 2004 The St. Paul Travelers Companies, Inc. All
 Right Reserved
(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and
(4) guest students pursuing their studies or duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or
while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or parttime basis, and
(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section
(9) hereof, and
(8) those persons so designated in Section 15, Central Handling of Securities, and
(9) any officer, partner, or Employee of:
(a) an investment advisor,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder accounting record-keeper, or
(d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment
Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.
Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section
13.
Brokers, or other agents under contract or representatives of the same general character shall not be considered
Employees.
(b) "Property" means money (i.e. currency, coin, bank notes,
 Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles,
spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, a bstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including
Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with,
 or
purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
(c) "Forgery" means the signing of the name of another with intent to deceive; it does not
The hard copy of the bond issued by the Underwriter
 will be referenced in
the event of a loss

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Right Reserved
include the signing of one's own name with or without authority, in any capacity, for any purpose.
(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section
37 of the Investment Company Act of
1940.
(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.
SECTION 2. EXCLUSIONS THIS BOND, DOES NOT COVER:
(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring
Agreement (A), (E), (F) or (G).
(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring
Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity;
provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an
Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).
(f) loss resulting from any violation by the Insured or by any Employee:
(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over
the counter market, (c) Investment Companies, or
(d) Investment Advisors, or
(2) of any rule or regulation made pursuant to any such law.
unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).
(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while
the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or
received by the Insured under (a) the Insured's contract with said armored motor vehicle company,
(b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance
and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.
(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this
bond, except as included under Insuring Agreement (I).
(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j) loss through the surrender of Property away from an office of the Insured as a result of a threat:
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).
The hard copy of the bond issued by the Underwriter
 will be referenced in
the event of a loss

ICB005 Ed. 7-04 7 of 12
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Right Reserved
(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring
 Agreement (B).
(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares
involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring
Agreement (A).
(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states
of the
United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.
SECTION 3. ASSIGNMENT OF RIGHTS
This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and
(7) of Section 1(a) of this bond, as aforesaid, and upon payment to the
Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by
reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall
 execute all papers necessary to secure to the Underwriter the rights herein provided for.
SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS
This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss.
At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such
identification means as agreed
to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours;
 and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or
 proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twentyfour months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
Discovery occurs when the Insured:
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.
SECTION 5. VALUATION OF PROPERTY
The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average
market value of such Property on the business day next preceding the discovery of such loss;

provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit
privileges, the value thereof shall be the market value of such privileges
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB005 Ed. 7-04 8 of 12
 2004 The St. Paul Travelers Companies, Inc.
All Right Reserved
immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration.
If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the
Underwriter shall be liable under this
bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
SECTION 6. VALUATION OF PREMISES AND FURNISHINGS
In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures,

stationery, supplies, equipment,
safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The
 Underwriter may, at its election,
pay such actual cash value or make such replacement
 or repair. If the underwriter
and the Insured cannot agree upon such cash
 value or such cost of replacement or repair, such shall be determined by arbitration.
SECTION 7. LOST SECURITIES
If the Insured shall sustain a loss of securities
 the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall
 be limited to payment for, or
duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.
With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument
 Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense
that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket
Bond subject to the Limit of Liability
hereunder.
SECTION 8. SALVAGE
in case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the
Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.
SECTION 9. NON-REDUCTION AND NONACCUMULATION OF
LIABILITY AND TOTAL
LIABILITY
At all times prior to termination hereof, this

 bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which
the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the
liability of the Underwriter under this bond with
 respect to all loss resulting from:
(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b) any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or The hard copy of the bond issued by the Underwriter will be referenced in
the event of a loss

ICB005 Ed. 7-04 9 of 12
 2004 The St. Paul Travelers Companies, Inc. All
 Right Reserved
(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and
shall be limited to the applicable Limit of Liability
 stated in Item 3 of the Declarations
of this bond irrespective of the total amount of
 such loss or losses and shall not be
cumulative in amounts from year to year or from period to period.
Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.
SECTION 10. LIMIT OF LIABILITY
With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the
Underwriter to the Insured or to any
predecessor in interest of the Insured and terminated
 or cancelled or allowed to expire
and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other
bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as
limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
SECTION 11. OTHER INSURANCE
If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the
Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the
 Limit of Liability of this bond
 applicable to such loss.
SECTION 12. DEDUCTIBLE
The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section
 9, NON-REDUCTION AND
NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY,
 unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of
insurance issued by an insurance company and covering
 such
loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in
Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.
SECTION 13. TERMINATION
The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange
Commission, Washington, D.C. The
Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter.
When the Insured cancels, the Insured shall furnish written notice to the Securities and

Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination.
 The Underwriter shall notify all
 other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies.
Premiums are earned until the termination date as set forth herein.
This Bond will terminate as to any one Insured
 immediately upon taking over of such Insured by a receiver or other liquidator or by
 State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of
creditors of the Insured, or immediately upon such
 Insured ceasing to exist,
whether through merger into another entity,
 or by disposition of all of its assets.
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB005 Ed. 7-04 10 of 12
 2004 The St. Paul Travelers Companies, Inc.
 All Right Reserved
The Underwriter shall refund the unearned
 premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
This Bond shall terminate:
(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such
Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or
Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee
(see Section 16(d)), or
(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange
Commission of a written notice from
 the Underwriter of its desire to terminate this bond as to such Employee, or
(c) as to any person, who is a partner,
 officer or employee of any Electronic Data Processor covered under this bond, from and after the
time that the Insured or any partner or
officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or
Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.
SECTION 14. RIGHTS AFTER TERMINATION OR
CANCELLATION
At any time prior to the termination or
cancellation of this bond as an entirety, whether by the Insured or the Underwrite, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.
Upon receipt of such notice from the Insured,
 the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:
(a) on the effective date of any other
insurance obtained by the Insured, its
successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or
appointed for this purpose without the
necessity of the Underwriter giving notice
 of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
The right to purchase such additional
period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.
SECTION 15. CENTRAL HANDLING OF SECURITIES
Securities included in the system for the central handling of securities established and maintained by Depository Trust Company,
Midwest Depository Trust Company, Pacific Securities
 Depository Trust
Company, and Philadelphia Depository Trust
 Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such
Corporations shall be deemed to be Property.
The words "Employee" and 'Employees" shall

be deemed to include the officers, partners, clerks and other employees of the New York
Stock Exchange, Boston Stock Exchange, Midwest Stock
 Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called
Exchanges, and of the above named Corporations
, and of any nominee in whose name is registered any security included within the systems for the central handling of securities e stablished and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service
 companies perform services for such
Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.
The Underwriter shall not be liable on account

 of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against
such loss(es), and then the Underwriter shall be liable hereunder
The hard copy of the bond issued by the

Underwriter will be referenced in
the event of a loss

ICB005 Ed. 7-04 11 of 12
 2004 The St. Paul Travelers Companies, Inc.
 All Right Reserved
only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that
each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall
 be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security
included within the systems for the central handling
 of securities
established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within
the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.
SECTION 16. ADDITIONAL COMPANIES INCLUDED AS
INSURED
If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed
the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;
(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the
Underwriter shall furnish each named Investment
Company with a copy of the bond and
with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;
(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;
(d) knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section
4 and Section 13 of this bond constitute knowledge or discovery by all the
Insured; and
(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.
SECTION 17. NOTICE AND CHANGE OF CONTROL
Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment
Company Act of 1940) of the Insured,
the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
(a) the names of the transferors and transferees
 (or the names of the beneficial owners if the voting securities are requested in another name), and
(b) the total number of voting securities owned by the transferors and the transferees

(or the beneficial owners), both immediately before and after the transfer, and
(c) the total number of outstanding voting securities.
As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned
 or implicated.
Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB005 Ed. 7-04 12 of 12
 2004 The St. Paul Travelers Companies,
Inc. All Right Reserved
This bond or any instrument amending or
effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized
 Representative. When a bond
covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange
 Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment
 Company
is named as the Insured herein, the Underwriter
 shall give written notice to each Investment
Company and to the Securities
and Exchange Commission,
Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss


ICB011 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc.
 All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE
READ IT CAREFULLY.
The following spaces preceded by an (*)
need not be completed if this
endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Computer Systems
It is agreed that:
1. The attached bond is amended by adding an additional Insuring
Agreement as follows:
INSURING AGREEMENT K COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(1) entry of data into, or
(2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
(a) Property to be transferred, paid or
delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the
fraudulent entry or change is made or caused by an individual acting with the manifest intent to
(i) cause the Insured to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.
SCHEDULE
All systems utilized by the Insured
2. As used in this Rider, Computer System means
(a) computers with related peripheral
components, including storage
components, wherever located,
(b) systems and applications software,
(c) terminal devices, and
(d) related communication networks by which data are electronically collected, transmitted, processed, stored and retrieved.
3. In addition to the exclusions in the
attached bond, the following
exclusions are applicable to this Insuring
 Agreement:
(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB011 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc.
 All Right Reserved
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor
 (or by a partner, officer or
employee thereof) authorized by the Insured
 to design, develop, prepare, supply, service, write or implement programs for the Insured's
Computer System.
4. The following portions of the attached bond are not applicable to this
Rider:
(a) the portion preceding the Insuring
Agreements which reads "at any
time but discovered during the Bond Period";
(b) Section 9 NONREDUCTION AND NON-ACCUMULATION
OF LIABILITY of the
Conditions and Limitations; and
(c) Section 10 LIMIT OF LIABILITY of the
Conditions and Limitations.
5. The coverage afforded by this Rider
applies only to loss discovered by
the Insured during the period this Rider is in force.
6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified
individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.
7. The Limit of Liability for the coverage provided by this Rider shall be Twelve Million Four Hundred and Fifty
Thousand Dollars ($12,450,000), it being understood,
 however, that such liability
shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the

Declarations of the attached bond or any amendment thereof.
8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.
9. If any loss is covered under this Insuring
 Agreement and any other
Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one
Insuring
Agreement or Coverage.
10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without
canceling the bond as an entirety
(a) 60 days after receipt by the Insured of written notice from the
Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured
 the unearned premium for the
coverage under this Rider. The refund shall
 be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned
Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB012 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc.
 All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE
 READ IT CAREFULLY.
The following spaces preceded by an (*)
need not be completed if this
endorsement or rider and the Bond or
Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Unauthorized Signatures
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring
Agreement as follows:
INSURING AGREEMENT J UNAUTHORIZED SIGNATURE
(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
2. The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Fifty Thousand
Dollars ($50,000), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
3. With respect to coverage afforded under this Rider, the Deductible
Amount shall be Five Thousand Dollars ($5,000  ).
Nothing herein contained shall be held
to vary, alter, waive, or extend
any of the terms, conditions, provisions, agreements or limitations of the above mentioned
 Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB013 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies,
Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.
PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*)
need not be completed if this
endorsement or rider and the Bond or
Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Telefacsimile Transactions
It is agreed that:
1. The attached Bond is amended by adding an additional Insuring
Agreement as follows:
INSURING AGREEMENT M TELEFACSIMILE TRANSACTIONS
Loss caused by a Telefacsimile Transaction, where the request for such
Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity
which
receives such request generally maintains and follows during the Bond
Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain
and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.
2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.
b. "Telefacsimile Transaction" means any
Fax Redemption, Fax Election,
Fax Exchange, or Fax Purchase.
c. "Fax Redemption" means any redemption of shares issued by an
Investment Company which is requested through a Telefacsimile System.
d. "Fax Election" means any election concerning dividend options available to Fund shareholders which is
requested through a Telefacsimile System.
e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically
registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.
f. "Fax Purchase" means any purchase of
shares issued by an Investment
Company which is requested through a
Telefacsimile System.
g. "Designated Fax Procedures" means the following procedures:
(1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months.
Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.
(2) Identity Test: The identity of the sender in any request for a
Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific
account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB013 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc.
All Right Reserved

(3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.
(4) Written Confirmation: A written confirmation of each Telefacsimile
Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.
i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature
Guarantee, or in another document with a Signature Guarantee.
j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor
Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.
3. Exclusions. It is further understood
and agreed that this Insuring
Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond;
and
b. Any loss resulting from:
(1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive
redemption proceeds, or (c) a bank account
Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or
(2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days
prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or
(4) The intentional failure to adhere
to one or more Designated Fax
Procedures; or
(5) The failure to pay for shares attempted to be purchased.
4. The Single Loss Limit of Liability under
Insuring Agreement M is limited to the sum of Twelve Million Four Hundred and Fivty Thousand
Dollars ($12,450,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.
5. With respect to coverage afforded under this Rider the applicable
Single loss Deductible Amount is Twenty
Five Thousand Dollars ($25,000).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned
Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB014 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc.
All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.
PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*)
 need not be completed if this
endorsement or rider and the Bond or
Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Voice Initiated Transactions
It is agreed that:
1. The attached bond is amended by
inserting an additional Insuring
Agreement as follows:
INSURING AGREEMENT L - VOICE-INITIATED TRANSACTIONS
Loss caused by a Voice-initiated Transaction,
 where the request for such
Voice-initiated Transaction is unauthorized
 or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond
Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated
 Procedures described in paragraph
2f (1) and (3) of this Rider with respect to all
 other Voice-initiated Transactions. The
isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring
 Agreement, subject to the specific exclusions herein and in the Bond.
2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. "Voice-initiated Transaction" means any
Voice-initiated Redemption,
Voice-initiated Election, Voice-initiated
Exchange, or Voice-initiated Purchase.
b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.
c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.
d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another
Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.
e. "Voice-initiated Purchase" means any
purchase of shares issued by an
Investment Company which is requested by voice over the telephone.
f. "Designated Procedures" means the following procedures:
(1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable
 of being
retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.
(2) Identity Test: The identity of the caller in any request for a Voice-
initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.
(3) Written Confirmation: A written confirmation of each Voice-initiated
Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to
the
shareholder(s) to whose account such
Voice-initiated Transaction or
change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated
 Transaction or change of address.
The hard copy of the bond issued by the
Underwriter
 will be referenced in
the event of a loss

ICB014 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc.
All Right Reserved
g. "Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.
h. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares,
with or without a
Signature Guarantee, or in another document with a Signature Guarantee.
i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the
 Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.
3. Exclusions. It is further understood and agreed that this Insuring
Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity, " of this
Bond; and
b. Any loss resulting from:
(1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b)
 a person Officially Designated to
receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or
(2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent
(a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i)
designated over the telephone fewer than thirty
(30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated
Procedures; or
(5) The failure to pay for shares attempted to be purchased; or
(6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.
4. The total liability of the Underwriter under Insuring Agreement L is limited to the sum of Twelve Million Four
Hundred and Fivty Thousand
Dollars ($12,450,000 ), it being understood,
 however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
5. With respect to coverage afforded under this Rider the applicable
Deductible Amount is Twenty Five Thousand
Dollars ($25,000 ).
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned
Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB015 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc.
All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ
 IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Amend Definition of Employee (Exclude EDP
Coverage for Computer Software
or Programs)
It is agreed that:
1. Sub-section 7 of Section 1(a) in the
Definition of Employee, is
deleted and replaced by the following:
(7) "each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured
(does not
include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and"
Nothing herein contained shall be held to vary, alter,
 waive, or extend
any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB016 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All
Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ
IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR

RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Definition of Investment Company
It is agreed that:
1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:
(f) Investment Company means an investment company registered under the
Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.
Nothing herein contained shall be held to vary, alter,
 waive, or extend
any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter
 will be referenced in
the event of a loss

ICB017 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All
Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ
IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Amend Section 2. - Exclusions - Loss reporting after termination of Bond
It is agreed that:
1. Section 2. Exclusions, of the CONDITIONS AND
LIMITATIONS is amended to
include the following subsection:
( ) loss not reported to the Company in writing within thirty (30) days after the termination of this bond as an entirety
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter
 will be referenced in
the event of a loss

ICB018 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc.
All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ
 IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Amend Section 13. - Termination as to any Employee
It is agreed that:
1. Sub-sections (b) of Section 13. TERMINATION

under CONDITIONS AND
LIMITATIONS, is deleted in its entirety, and the
 following is substituted in lieu thereof:
Upon the detection by any Insured that such Employee has committed any dishonest or fraudulent act(s) or theft, the

Insured shall immediately remove such Employee from a position that may enable such
Employee to cause the Insured to suffer a loss
 by any subsequent
dishonest or fraudulent act(s) or theft.
The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft, or
For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected)
Employee has committed any dishonest or fraudulent
 act(s) or theft.
This Bond shall terminate as to any Employee by written notice to each
Insured and to the Securities and Exchange
Commission from the Underwriter of not less than sixty
(60) days prior to the effective
date of termination specified in such notice.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or
 Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB026 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc.
 All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE
READ IT CAREFULLY.
The following spaces preceded by an (*) need
 not be completed if this
endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Add Exclusions (n) & (o)
It is agreed that:
1. Section 2, Exclusions, under General
 Agreements, is amended to include
the following sub-sections:
(n) loss from the use of credit, debit,
charge, access, convenience,
identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.
(o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any
Employee, or as a result of any Employee acting
 upon such information,
whether authorized or unauthorized.
Nothing herein contained shall be held to vary,
 alter, waive, or extend
any of the terms, conditions, provisions, agreements or limitations of the above mentioned
Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the
Underwriter will be referenced in
the event of a loss

ICB037 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc.
All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE
 READ IT CAREFULLY.
The following spaces preceded by an (*)
need not be completed if this
endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
Uncollectible Items of Deposit - Aggregate
Limit of Liability
It is agreed that:
1. The attached bond is amended by deleting
 Insuring Agreement I -
Uncollectible Items of Deposit in its entirety and replacing it with the following:
INSURING AGREEMENT I - UNCOLLECTIBLE ITEMS OF
 DEPOSIT
Loss resulting from payment of dividends or issuance of Fund shares or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent of such customer's, shareholder's or subscriber's
 Fund Account; or loss resulting from any Item of Deposit processed through an Automated
Clearing House which is reversed by the
customer, shareholder or
subscriber and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15 % of the Uncollectible Items which are deposited.
This Insuring Agreement applies to all Funds,
 with "exchange privileges"
if all funds in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit.
Regardless of the number of transactions between Funds, the minimum number of days of deposit with the Funds before withdrawal as declared in each Fund's prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).
2. The Single Loss Limit of Liability/Aggregate
 Limit of Liability under
Insuring Agreement I is limited to be sum of Fifty Thousand Dollars ($50,000 ) Single Loss Limit
 of Liability / Dollars () Aggregate
 Limit of Liability, it being understood, however, that such Limits of Liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations
of the attached bond or amendment thereof.
3. With respect to coverage afforded under this Rider, the Deductible
Amount shall be Five Thousand Dollars ($$5,000  )
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the
 Underwriter will be referenced in
the event of a loss

2005 The St. Paul Travelers Companies, Inc.
All Rights Reserved The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO. 490PB1483
DATE ENDORSEMENT OR
RIDER EXECUTED 04/06/07
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY 03/01/07
* ISSUED TO
JP MORGAN FUNDS
AMEND SECTION 13. - TERMINATION AS TO ANY
EMPLOYEE
MEL3274 Ed. 7-05
For use with ICB005 Ed. 7-04
It is agreed that:
1. Sub-sections (a), (b) & (c) of Section 13.
 TERMINATION under
CONDITIONS AND LIMITATIONS, are deleted in their entirety, and the following is substituted in lieu thereof:
Upon the detection by any Insured that such
 Employee has committed any
dishonest or fraudulent act(s) or theft, the
 Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent
dishonest or fraudulent act(s) or theft.
The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft, or
For purposes of this section, detection occurs
 when any partner, officer,
or supervisory Employee of any Insured, who is not in collusion with such (detected) Employee, becomes aware that the (detected)
Employee has committed any dishonest or fraudulent act(s) or theft.
This Bond shall terminate as to any Employee by written notice to each
Insured and to the Securities and Exchange
Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned
Bond or Policy, other than as above stated.
By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ENDORSEMENT OR RIDER
                THIS ENDORSEMENT CHANGES THE POLICY.
 PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.






Attached to and Forming Part of
Bond Or Policy No.

490PB1483
Date Endorsement or Rider Executed

06/29/2007
* Effective Date of Endorsement or Rider
12:01 A.M. Standard Time as
Specified in the Bond or Policy
03/01/07

*ISSUED TO
JP MORGAN FUNDS

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider
becomes effective the Insured under the attached bond are:

	 JPMorgan Trust I consisting of:
		JPMorgan Emerging Markets Debt Fund
		JPMorgan Bond Fund
		JPMorgan Diversified Fund
		JPMorgan Emerging Markets Equity Fund
		JPMorgan International Opportunities Fund
		JPMorgan International Value Fund
		JPMorgan Short Term Bond Fund
		JPMorgan U.S. Equity Fund
		JPMorgan U.S. Small Company Fund
		JPMorgan Tax Aware Short-Intermediate
		Income Fund
		JPMorgan California Tax Free Bond Fund
		JPMorgan Enhanced Income Fund
		JPMorgan Market Neutral Fund
		JPMorgan Tax Aware Disciplined Equity Fund
		JPMorgan Tax Aware Enhanced Income Fund
		JPMorgan Tax Aware U.S. Equity Fund
		JPMorgan Capital Growth Fund
	     	JPMorgan Dynamic Small Cap Fund
		JPMorgan Growth and Income Fund
		JPMorgan Small Cap Equity Fund
		JPMorgan Asia Equity Fund
		JPMorgan Intrepid European Fund
		JPMorgan International Growth Fund
		JPMorgan Japan Fund
		JPMorgan Mid Cap Equity Fund
		JPMorgan Tax Aware Large Cap Growth Fund
		JPMorgan Small Cap Core Fund
		JPMorgan International Equity Fund
		JPMorgan Intermediate Tax Free Bond Fund
		JPMorgan New York Tax Free Bond Fund
		JPMorgan 100% U.S. Treasury Securities
		 Money Market Fund
		JPMorgan California Municipal Money
		Market Fund
		JPMorgan Federal Money Market Fund
		JPMorgan New York Municipal Money Market fund
		JPMorgan Prime Money Market Fund
		JPMorgan Tax Free Money Market Fund
		JPMorgan Intrepid Growth Fund
		JPMorgan Intrepid Value Fund
		JPMorgan Intrepid America Fund
		JPMorgan Value Advantage Fund
		JPMorgan Intrepid Long/Short Fund
		JPMorgan Tax Aware Core Equity Fund
		JPMorgan Tax Aware Diversified Equity
		Fund
		JPMorgan Strategic Small Cap Value Fund
		JPMorgan Tax Aware Real Return Fund
		JPMorgan Real Return Fund
		JPMorgan U.S. Large Cap Core Plus Fund
		Highbridge Statistical Market Neutral
		Fund
		JPMorgan Strategic Income Fund
		JPMorgan Intrepid International Fund
		JPMorgan Equity Income II Fund
		JPMorgan Intrepid Multi Cap Fund
		JPMorgan Micro Cap Fund
		JPMorgan International Realty Fund
		JPMorgan SmartRetirement 2010 Fund
		JPMorgan SmartRetirement 2015 Fund
		JPMorgan SmartRetirement 2020 Fund
		JPMorgan SmartRetirement 2030 Fund
		JPMorgan SmartRetirement 2040 Fund
		JPMorgan India Fund
 		JPMorgan China Region Fund
		JPMorgan Latin America Fund
		JPMorgan Russia Fund
		JPMorgan Stratetic Appreciation Fund
		JPMorgan Strategic Preservation Fund
		JPMorgan International Currency
		Income Fund
		JPMorgan Income Builder Fund
		JPmorgan Global Focus Fund
		JPMorgan Disciplined Equity Fund
		JPMorgan SmartRetirement Income Fund

	Undiscovered Managers Funds consisting of:
		Undiscovered Managers Behavioral Growth
		Fund
		Undiscovered Managers Behavioral Value
		Fund
		Undiscovered Managers Small Cap Growth
		Fund
		JPMorgan Realty Income Fund

	UM Investment Trust consisting of:
		UM Multi-Strategy Fund

JPMorgan Trust II consisting of:

		JPMorgan U.S. Government Money Market
		Fund
		JPMorgan Municipal Money Market Fund
		JPMorgan Michigan Municipal Money Market
		Fund
		JPMorgan Ohio Municipal Money Market
		Fund
		JPMorgan Liquid Assets Money Market
		Funds
		JPMorgan U.S. Treasury Plus Money Market
		Fund
		JPMorgan Arizona Municipal Bond Fund
		JPMorgan Core Bond Fund
		JPMorgan Equity Income Fund
		JPMorgan Equity Index Fund
		JPMorgan Government Bond Fund
		JPMorgan High Yield Bond Fund
		JPMorgan Core Plus Bond Fund
		JPMorgan Intermediate Bond Fund
		JPMorgan International Equity Index Fund
		JPMorgan Investor Balanced Fund
		JPMorgan Investor Conservative Growth
		Fund
		JPMorgan Kentucky Municipal Bond Fund
		JPMorgan Large Cap Value Fund
		JPMorgan Large Cap Growth Fund
		JPMorgan Louisiana Municipal Bond Fund
		JPMorgan Investor Growth & Income Fund
		JPMorgan Market Expansion Index Fund
		JPMorgan Multi-Cap Market Neutral Fund
		JPMorgan Michigan Municipal Bond Fund
		JPMorgan Diversified Mid Cap Growth Fund
		JPMorgan Diversified Mid Cap Value Fund
		JPMorgan Mortgage-Backed Securities Fund
		JPMorgan Municipal Income Fund
		JPMorgan Ohio Municipal Bond Fund
		JPMorgan Short Duration Bond Fund
		JPMorgan Short Term Municipal Bond Fund
		JPMorgan Small Cap Growth Fund
		JPMorgan Small Cap Value Fund
		JPMorgan Tax Free Bond Fund
		JPMorgan Treasury and Agency Fund
		JPMorgan Ultra Short Duration Bond Fund
		JPMorgan U.S. Real Estate Fund
		JPMorgan West Virginia Municipal Bond
		Fund
		JPMorgan Investor Growth Fund
		JPMorgan Intrepid Mid Cap Fund f/k/a The
		Diversified Mid Cap Fund

	JPMorgan Insurance Trust consisting of:
		JPMorgan Ins Trust International Equity
		Portfolio
		JPMorgan Ins Trust Small Cap Equity
		Portfolio
		JPMorgan Ins Trust Large Cap Value
		Portfolio
		JPMorgan Insurance Trust Balanced
		Portfolio
		JPMorgan Ins Trust Core Bond Portfolio
		JPMorgan Ins Trust Diversified Equity
		Portfolio
		JPMorgan Ins Trust Diversified Mid Cap
		Growth Portfolio
		JPMorgan Ins Trust Equity Index Portfolio
		JPMorgan Ins Trust Government Bond
		Portfolio
		JPMorgan Ins Trust Intrepid Growth
		Portfolio
		JPMorgan Ins Trust Intrepid Mid Cap
		Portfolio
		JPMorgan Ins Trust Diversified Mid Cap
		Value Portfolio

	J.P. Morgan Fleming Mutual Fund Group consisting of:
		JPMorgan Mid Cap Value Fund

	J.P. Morgan Mutual Fund Group consisting of:
		JPMorgan Short Term Bond Fund II


	J.P. Morgan Mutual Fund Investment Trust
	consisting
	of:
	JPMorgan Growth Advantage Fund
2.	The first named Insured shall act for itself and
for each and all of the Insured for all the purposes of
the attached bond.
3.	Knowledge possessed or discovery made by any
 Insured or by any partner or officer thereof shall for
all the purposes of the attached
bond constitute knowledge or discovery by all the Insured.
4.	If, prior to the termination of the attached
bond in its entirety, the attached bond is terminated
as to any Insured, there shall be
no liability for any loss sustained by such Insured
unless discovered before the time
such termination as to such Insured becomes effective.
5.	The liability of the Underwriter for loss
or losses sustained by any or all of the Insured shall

not exceed the amount for which the
 Underwriter would be liable had all such loss or
losses been sustained by any one of the Insured.
Payment by the Underwriter to the first
named Insured of loss sustained by any Insured shall
fully release the Underwriter on
account of such loss.
6.	If the first named Insured ceases for any
reason to be covered under the attached bond, then
 the Insured next named shall thereafter
be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter,
 waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
	Authorized Representative

ICB010 Ed. 7/04	Page 1 of 5